UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Rubicon Technology, Inc.

(Name of Subject Company)

Rubicon Technology, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

78112T206

(CUSIP Number of Class of Securities)

Timothy E. Brog

Chief Executive Officer

Rubicon Technology, Inc.
900 East Green Street
Bensenville, Illinois 60106
(847) 295-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

Eric M. Kogan, Esq.
Robinson & Cole LLP
1055 Washington Boulevard
Stamford, Connecticut 06901

(203) 462-7584

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information

(a) Name and Address

The name of the subject company is Rubicon Technology, Inc., a Delaware corporation (“Rubicon” or the “Company”). The Company’s principal executive offices are located at 900 East Green Street, Bensenville, Illinois 60106 and the Company’s telephone number at that address is (847) 295-7000.

(b) Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”). As of the close of business on June 30, 2022, there were (i) 2,446,652 shares of Common Stock issued and outstanding, (ii) Restricted Stock Units convertible into 28,030 shares of Common Stock and (iii) outstanding options to purchase 3,050 shares of Common Stock, which includes options to purchase 800 shares of Common Stock with an exercise price greater than the Offer Price.

Item 2. Identity and Background of Filing Person

(a) Name and Address

This Schedule 14D-9 is being filed by the Company. The Company’s name, business address and business telephone number are set forth above under “Item 1(a)—Name and Address”. The Company website address is www.rubicontechnology.com. The Company has included its website address in this Schedule 14D-9 solely as a textual reference, and the information included in, or linked to through, the Company’s website should not be considered part of this Schedule 14D-9.

(b) Tender Offer

This Schedule 14D-9 relates to the tender offer by Janel Corporation (“Purchaser” or “Janel”), a Nevada corporation, to purchase up to 45.0% (the “Acquisition”) of the outstanding shares of Common Stock on a fully-diluted basis (the “Shares”) together with the associated preferred stock purchase rights issued in connection with and subject to the Section 382 Rights Agreement, dated as of December 18, 2017, as amended, between Rubicon and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”), at a purchase price of $20.00 per share, net to the seller in cash, without interest and less applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”) filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on July 13, 2022. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated herein by reference.

The Offer is being made pursuant to a Stock Purchase and Sale Agreement, dated as of July 1, 2022 (the “Sale Agreement”), by and between the Company and Purchaser. A copy of the Sale Agreement is incorporated herein by reference to this Schedule 14D-9.

Purchaser’s obligation to accept for payment and pay for the Shares tendered in the Offer is subject to the tender of at least 35.0% of the total number of outstanding shares of the Common Stock on a fully-diluted basis (the “Minimum Condition”) and other conditions, including, among other things: (i) to the knowledge of the Company, no reduction or impairment in the Company’s net operating losses (“NOLs”) under Section 382 of the Internal Revenue Code as a result of the Offer or the transactions contemplated by the Sale Agreement; (ii) the resignations from the Board of Jefferson Gramm and Susan M. Westphal; (iii) the appointment to the Board of two directors designated by Purchaser; (iv) the accuracy of the representations and warranties of the Company in the Sale Agreement; (v) compliance by the Company with covenants contained in the Sale Agreement, (vi) since the date of the Sale Agreement, no occurrence of circumstance(s) that have had or would be reasonably expected to have, individually or in the aggregate, a material adverse effect with respect to the business, operations, assets, liabilities, NOLs, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or the ability of the Company to perform its obligations under the Sale Agreement or to consummate the transactions contemplated thereby, and (vii) and other customary conditions to a transaction of this type.

The Schedule TO states that the principal executive offices of Purchaser are located at 80 Eighth Avenue, New York, New York 10011 and the telephone number is (212) 373-5895.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9 or as otherwise incorporated by reference herein, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Purchaser or its executive officers, directors or affiliates. In considering the recommendation of the Board of Directors of the Company (the “Board”) to tender shares of Common Stock in the Offer, stockholders should be aware that the Company’s executive officers and directors may have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Offer and the Sale Agreement and in determining the recommendation set forth in this Schedule 14D-9.

(a) Agreements with Purchaser

The Sale Agreement

The Offer is being made pursuant to the Sale Agreement. Pursuant to the Sale Agreement, upon the payment for the Shares tendered and not withdrawn pursuant to the Offer (such time, the “Offer Closing”):

●	Jefferson Gramm and Susan M. Westphal will resign from their capacity as incumbent members of the Board;

●	Purchaser will have the right to designate two members (the “Purchaser Designees”) of the Board, provided that such designees meet applicable legal and regulatory requirements;

●	following the Offer Closing until the later of the next election of directors and June 14, 2023, (i) the number of directors of the Board after the Offer Closing (the “Post-Offer Board”) will remain at four and (ii) the Post-Offer Board shall have at least two directors who are nominated by the Board existing prior to the Sale Agreement (the “Pre-Existing Directors”);

●	the Board shall authorize and approve a cash distribution (the “Distribution”) to be paid to the stockholders of the Company in an amount equal to $11.00 per share of Common Stock.

The compensation of the directors on the Board following consummation of the Offer will consist of an annual cash retainer in the amount of $20,000.

Tender and Voting Agreements

In connection with the Sale Agreement, Purchaser has entered into Tender and Voting Agreements (collectively, the “Tender Agreements”) with the Company, and each of Aldebaran Capital, LLC, Bandera Master Fund, L.P., Sententia Capital Management LLC and Poplar Point Capital Management, LLC (each, a “Principal Stockholder,” and collectively, the “Principal Stockholders”). Pursuant to the Tender Agreements, the Principal Stockholders agreed to validly tender or cause to be tendered to Purchaser pursuant to and in accordance with the terms of the Offer, an aggregate of 675,263 Shares beneficially owned by them as of the date of the Tender Agreement (the “Existing Shares”), subject to proration for tenders by other stockholders, and not to withdraw the Existing Shares. If any Principal Stockholder acquires beneficial ownership of any additional outstanding Shares of the Common Stock after the date of such Tender Agreement to which it is a party and prior to the termination of the related Tender Agreement (together with the Existing Shares, the “TO Shares”), such Principal Stockholder agreed to validly tender such TO Shares to Purchaser in accordance with the Offer, and in any event prior to the expiration date of the Offer, subject to proration for tenders by other stockholders. Each Principal Stockholder agreed not to withdraw any TO Shares so tendered unless the Tender Agreement to which such Principal Stockholder is a party or the Offer is terminated or otherwise terminates in accordance with its terms, except under certain limited circumstances.

In addition, during the term of the Tender Agreements, each Principal Stockholder irrevocably agreed to vote the TO Shares at any meeting of the holders of the Common Stock, or in connection with any written consent of the holders of the Common Stock: (i) in favor of approving the transactions contemplated by the Sale Agreement and the Tender Agreement to which it is a party and any actions required in furtherance thereof (the “Transactions”); and (ii) against the following actions, agreements or transactions (other than the Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, (C) (1) any change in a majority of the persons who constitute the Board, (2) any change in the present capitalization of the Company or any amendment of the organizational documents of the Company, (3) any other material change in the Company‘s corporate structure or business or (4) any other action which, in the case of each of the matters referred to in clauses (C)(1), (2) or (3), is intended or would reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purpose of or adversely affect the Transactions contemplated by the Tender Agreements and the Sale Agreement.

(b) Arrangements with Current Executive Officers and Directors of the Company

In connection with the execution of the Sale Agreement, on June 27, 2022, the Board approved an Employment Agreement Amendment (the “Employment Agreement Amendment”) to the Executive Employment Agreement, dated March 15, 2017 (the “Executive Employment Agreement”) by and between the Company and Timothy E. Brog. The Employment Agreement Amendment will be executed simultaneously with the Offer Closing. The Employment Agreement Amendment, among other things, (i) eliminates Mr. Brog’s entitlement to severance payments in exchange for a transaction bonus in the amount of Three Hundred Fifty Thousand Dollars ($350,000) on the Offer Closing, (ii) reduces Mr. Brog’s annual salary to Three Hundred Thousand Dollars ($300,000) as of the Offer Closing, and (iii) sets a term for Mr. Brog’s employment with the Company to September 30, 2023, which term may be renewed for successive one (1)-year terms.

Executive Officers and Directors of the Company beneficially own Common Stock of the Company as follows:

Executive Officers and Directors	Shares Beneficially Owned
Timothy E. Brog	115,908
Jefferson Gramm	263,710 (1)(2)
Michael E. Mikolajczk	63,307 (2)
Susan M. Westphal	8,888 (2)

(1)	Includes 258,256 shares of common stock beneficially owned by Bandera Master Fund L.P. Jefferson Gramm is the Managing Partner, Managing Director and Portfolio Manager of Banders Partners LLC, the general partner of Bandera Master Fund L.P. Mr. Gramm disclaims beneficial ownership of the shares beneficially owned by Bandera Master Fund L.P.

(2)	Includes 1,010 RSUs that will vest on the earlier of a week prior to the Offer Closing and the next annual meeting of stockholders.

(c) Accelerated Vesting for Executive Officers and Directors in Connection with the Offer

Executive Officers and Directors	Company RSUs Potentially Accelerating
Jefferson Gramm	1,010
Michael E. Mikolajczk	1,010
Susan M. Westphal	1,010

(d) Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of June 30, 2022, the directors and executive officers of the Company beneficially owned, in the aggregate, 451,813 shares of Common Stock, including shares of Common Stock issuable upon settlement of RSUs held by such individuals as set forth in the table above. If the directors and executive officers were to tender all of such shares of Common Stock pursuant to the Offer and all of those shares were accepted for purchase (without giving effect to proration) and purchased by Purchaser, the directors and executive officers would receive an aggregate of $9,036,260 in cash, without interest, less any required withholding taxes.

The following table sets forth, as of the date hereof, the number of shares beneficially owned by each executive officer and director, the potential cash consideration that each executive officer and director would be entitled to receive in respect of outstanding shares of Common Stock beneficially owned by him or her without giving effect to proration, and the potential cash consideration that each executive officer and director would be entitled to receive if 100% of the shares held by such officers and directors are tendered pursuant to the Offer and all of those shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Consideration Payable in Respect of Shares	Consideration Payable in Respect of Shares (pro-rata if 100% tender)
Timothy E. Brog	115,908	$2,318,160	$1,043,172
Jefferson Gramm (1)	263,710	$5,274,200	$2,373,390
Michael E. Mikolajczk	63,307	$1,266,140	$569,763
Susan M. Westphal	8,888	$177,760	$79,992

(1)	Includes 258,256 shares of common stock beneficially owned by Bandera Master Fund L.P. Jefferson Gramm is the Managing Partner, Managing Director and Portfolio Manager of Banders Partners LLC, the general partner of Bandera Master Fund L.P. Mr. Gramm disclaims beneficial ownership of the shares beneficially owned by Bandera Master Fund L.P.

(e) Director and Officer Exculpation, Indemnification and Insurance

All existing rights of directors and officers of the Company to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the date of the Offer Closing (the “Effective Time”) in connection with such person serving as a director or officer, whether asserted or claimed, prior to, at or after the Effective Time will continue after the Acquisition. In addition, the Company shall indemnify, and advance expenses to, the current and former directors and officers of the Company for acts or omissions in connection with such person serving as a director or officer and in connection with the Sale Agreement or any related transactions for a period of six years after the Effective Time. Prior to the Effective Time, the Company will acquire and maintain for at least six years from and after the Effective Time an insurance and indemnification policy that provides coverage for actions or omissions through the Effective Time, provided that such premiums shall not exceed 150% of the Company’s current annual premiums.

The Company’s certificate of incorporation, as amended (the “Charter”), contains a director exculpation provision that provides that the Company’s directors will not be personally liable for monetary damages to the Company or its stockholders for breaches of their fiduciary duty as directors to the fullest extent permitted by the DGCL. The DGCL allows a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for (i) any breach in the director’s duty of loyalty to the corporation or its stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) the unlawful payment of a dividend or approval of a stock repurchase in violation of Delaware law or (iv) any transaction from which the director derived an improper personal benefit. As a result of the inclusion of such a provision in the Charter, the Company’s stockholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. The exculpation provision further states that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of the Company’s directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. In addition, the Company’s bylaws, as amended (the “Bylaws”) contain an indemnification provision that requires the Company to indemnify and hold harmless any person to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended, against any and all expenses, liabilities and other matters covered by law, by reason of the fact that he or she is or was a director or officer of the Company. The Company is required to advance expenses for the defense of any action for which indemnification may be available under certain circumstances. In addition, the Company has entered into indemnification agreements with each of our executive officers and directors.

(f) Amendment to Section 382 Rights Plan

Upon execution of the Sale Agreement, the Company amended (the “Rights Plan Amendment”) that certain Section 382 Rights Agreement (the “Rights Plan”), dated as of December 18, 2017, as amended, among other things (i) determining that Janel and its affiliates shall not be, or deemed to be or become an “Acquiring Person” or a “Beneficial Owner” of Common Stock as a result of the announcement of the Sale Agreement, the approval, execution or delivery of the Sale Agreement, or the announcement, commencement or consummation of the Offer or the Transactions, (such events, an “Exempt Event”), and (ii) providing that neither a “Stock Acquisition Date” nor a “Distribution Date” shall occur and neither shall be deemed to have occurred as a result of an Exempt Event. In addition, the Rights Plan Amendment extended the term of the Rights Plan to September 1, 2025. A copy of the Rights Plan Amendment is filed as Exhibit (g) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

(a) Recommendation

At a special meeting of the Board held by teleconference on June 27, 2022, after due and careful discussion and consideration, the Board unanimously (i) approved and declared advisable the Sale Agreement, the Offer, the Acquisition, the Distribution and the other transactions contemplated by the Sale Agreement, (ii) declared that it is in the best interests of the Company and the Company’s stockholders that the Company enter into the Sale Agreement and consummate the transactions contemplated by the Sale Agreement on the terms and subject to the conditions set forth in the Sale Agreement, (iii) declared that the terms of the Offer and the Distribution are fair to the Company and the Company’s stockholders, and (iv) recommended that the Company’s stockholders accept the Offer, and tender their Shares pursuant to the Offer.

(b) Background and Reasons for the Recommendation

Background

The following chronology summarizes the key meetings and events that led to the signing of the Sale Agreement. The following chronology does not purport to catalogue every conversation among the Board, the representatives of the Company and other parties.

In their ongoing efforts to enhance stockholder value, the Board and management of the Company regularly review and evaluate the Company’s financial results, business plan and strategy, and potential strategic alternatives, including possible acquisitions, divestitures, joint ventures, collaborations and business combinations involving the Company.

Beginning in March 2021 and periodically throughout 2021 and early 2022, representatives of Janel approached our Chief Executive Officer to discuss their general interest in the Company and to engage in a discussion regarding a possible transaction where Janel or one of its affiliates would make an investment in the Company. During the discussions, Mr. Brog indicated to Janel’s representatives that the Company was not currently in the need of capital, but that it was open to exploring a strategic relationship, including a potential transaction. These conversations concerned a general interest in our Company and no formal intent to pursue a transaction was expressed.

On April 29, 2022, a representative of Janel presented an outline of a potential transaction to Mr. Brog.

On May 2, 2022, a representative of Janel presented a draft Letter of Intent to Mr. Brog.

On May 3, 2022, we entered into a Confidentiality and Non-Disclosure Agreement with Janel to allow for the exchange of information concerning Rubicon, its business and financial condition thereby facilitating the parties’ discussion in more detail with respect to a possible strategic transaction between Janel and us. Thereafter through May, Janel conducted due diligence regarding Rubicon in general while Janel and Rubicon considered possible structures for a transaction between Rubicon and Janel.

On May 6, 2022, a representative of Janel and Mr. Brog met in person to discuss, among other things, possible transaction structures.

On May 10, 2022, representatives of Janel discussed with Mr. Brog and other Rubicon representatives Rubicon’s business and potential structures for a transaction between Rubicon and Janel. Mr. Brog and Janel representatives considered the restrictions on any proposed transaction imposed by Section 382 of the Code, as necessary to preserve our net operating losses. Rubicon’s potential taxable income and net operating losses and any future value that could be realized through the use of Rubicon’s net operating losses were also discussed.

On May 11, 2022, a representative of Janel presented a revised draft Letter of Intent to Mr. Brog.

On May 12, 2022, the Board of Directors of Rubicon met to approve the filing of the Company’s Report on Form 10-Q and discussed the structure of a potential transaction with Janel and the status of the negotiations.

On May 13, 2022, representatives of Janel expressed to Mr. Brog the intent of Janel to present a preliminary, non-binding indication of interest to the Board pursuant to which Janel would tender for 45.0% of Rubicon’s issued and outstanding Common Stock.

On May 15, 2022, representatives of Janel presented to Rubicon a letter of intent for a proposed transaction between Janel and us pursuant to which, among other things, Janel would commence a tender offer for 45% of the outstanding shares of Common Stock at price of $20.00 per share, followed by (i) a return of capital to Rubicon’s stockholders (including Janel) of a certain amount of cash held by Rubicon in the form of a distribution; and (ii) Janel’s designation of two nominees to the Rubicon Board.

On May 16, 2022, representatives of Janel and Mr. Brog had further discussions regarding the general structure and terms for the proposed tender offer, including around preserving and utilizing the Company’s net operating losses. In addition, on May 16, 2022, we entered into a Confidentiality and Non-Disclosure Agreement with Janel to allow for the exchange of information concerning Janel, its business and financial conditions thereby facilitating the parties’ discussion in more detail with respect to a possible strategic transaction between Rubicon and Janel.

On May 17, 2022, representatives of Janel began engaging in a detailed review of Rubicon’s business operations, organizational structure, legal and financial information and other due diligence materials. Due diligence sessions and discussions ensued between representatives of each of Rubicon and Janel regarding Rubicon’s business, operational and financial performance and related information.

On May 23, 2022, Janel provided Rubicon with a draft stock purchase and sale agreement which primarily addressed, among other things, (i) participation in the tender by Rubicon’s largest stockholders (Bandera Master Fund, L.P., Sententia Capital Management LLC, Aldebaran Capital, LLC and Poplar Point Capital Management, LLC (collectively, the “Principal Stockholders”)); (ii) timing for completion of the proposed tender offer; (iii) termination and break fees; (iv) representations and warranties to be made by each party; (v) the ability of the Board to fulfill its fiduciary duties in the event the Company received competing acquisition proposals; and (vi) due diligence.

On May 24, 2022, representatives of Janel discussed with Mr. Brog in person the potential of reducing Rubicon’s expenses relating to its status as a public SEC reporting company and the value to Rubicon of maintaining such status.

On May 24, 2022, representatives of Janel met with Mr. Brog and other Rubicon representatives at Rubicon’s headquarters in Bensenville, Illinois to discuss in further detail the structure of a potential transaction, to conduct due diligence and to tour Rubicon’s manufacturing facilities. Further discussions and due diligence review ensued through early June 2022.

Between May 16, 2022 and May 27, 2022, representatives of Janel continued reviewing due diligence materials made available by us and conducted teleconferences with representatives of Rubicon regarding issues related thereto.

On May 26, 2022, the Board of Directors of Rubicon met to discuss the status of negotiation of the draft stock purchase and sale agreement and of the Tender Agreements and to discuss the Distribution and provide guidance to management regarding the proposed transactions.

On May 31, 2022, Rubicon sent a revised draft stock purchase and sale agreement to Janel, which addressed, among other things, the removal of numerous representations and warranties of Rubicon, based on the fact that Janel was purchasing a minority interest. Representatives of each of Robinson & Cole LLP (“RC”) (counsel to Rubicon), McGuireWoods LLP (“MW”) (counsel to Janel), our management and the management of Janel discussed and agreed to reinsert the representations and warranties based on the size of the interest being purchased.

Between May 31, 2022 and June 30, 2022, representatives of each of RC, MW, our management and the management of Janel, among other things, negotiated the final terms of a Stock Purchase and Sale Agreement and related disclosure schedules implementing the contemplated tender offer, subject to reaching an agreement with the Principal Stockholders on their support for the tender offer and related transactions.

Throughout June 2022 our management discussed with its stockholders that owned greater than 5% of Rubicon’s outstanding shares the proposed tender offer and the concept of the Tender Agreement. After separate teleconferences among the individual Principal Stockholders and representatives of Rubicon regarding the contemplated tender offer, Rubicon provided the Principal Stockholders with a draft Tender Agreement pursuant to which each Principal Stockholder would agree to, among other things, (i) tender its shares of Common Stock in the tender offer, (ii) otherwise support the tender offer and vote for an amendment to Rubicon’s certificate of incorporation and bylaws reasonably necessary to implement restrictions on the acquisition of any Common Stock which could adversely affect Rubicon’s net operating losses under Section 382 of the Code, (iii) grant Janel a proxy to vote each Principal Stockholder’s shares on the issues described in clause (ii), and (iv) restrictions on any sale, assignment, pledge or other disposition of each Principal Stockholder’s shares for three years.

On June 12, 2022, the Board of Directors met to receive an update on the status of negotiations and provide guidance to management with respect to open issues.

On June 27, 2022, the Board of Directors of Rubicon met again by teleconference for the purpose of reviewing the status of negotiations with Janel, reviewing and asking questions about the revised draft of the Stock Purchase and Sale Agreement, discussing the terms of the transactions contemplated thereby and of the Distribution and reviewing the opinion of, and hearing a presentation by Newbridge Securities Corporation regarding the fairness of the price offered by Janel. The members of the Board of Directors executed a Unanimous Written Consent, among other things, determining that the transactions contemplated by the Stock Purchase and Sale Agreement and Tender Agreements were fair to and in the best interests of the Company and its stockholders and approving entering into the Stock Purchase and Sale Agreement and the Distribution.

On July 1, 2022, the Sale Agreement was executed by Janel and us, and the Sale Agreement and Tender Agreements (both of which are discussed below in Section 12 - “Transaction Documents”) were executed by Rubicon, each Principal Stockholder and Janel.

On July 5, 2022, Janel and the Company issued a joint press release announcing the transaction.

On July 13, 2022, the Purchaser filed a Schedule TO, including an Offer to Purchase, in order to commence the Offer.

Reasons for Recommendation

In evaluating the Sale Agreement, the transactions contemplated thereby and the Offer, the Board consulted with the Company’s management, legal advisors and financial advisors. In reaching its decision to approve the Sale Agreement and to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered a variety of factors, including the following:

Financial and Structural Terms; Certainty of Value

●	Recent and historical market prices, volatility and trading information with respect to the Common Stock, including that the Offer Price represents a premium of approximately 118% over the closing trading price of shares of the Common Stock on June 27, 2022.

●	The type of consideration for the Offer, which consists solely of cash, providing the Company’s stockholders with certainty of value and partial liquidity upon the closing of the Offer.

●	The assessment of the Board that the Purchaser will have adequate capital resources to pay the Offer consideration as contemplated by the Sale Agreement.

●	The structure of the Transactions, which provides stockholders an opportunity for partial liquidity of their investment, the ability to remain invested in the Company, and the preservation of the Company’s net operating losses.

●	The cash and liquidity position of the Company following the Distribution.

Financial Condition; Prospects of the Company

●	The Company’s current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as the Company’s long-term business plan and prospects if it were to continue operations without the Offer, and the potential impact of those factors on the trading price of the Common Stock.

●	The prospective risks to the Company, including:

o	the Company’s lack of scale as compared to most of its competitors;

o	the intense competitive environment within the Company’s industry;

o	the multiple reductions in the Company’s work force and loss of key employees over the past several years;

o	general stock market conditions and volatility, including the performance of broad-based stock market indices and exchanges;

o	uncertainties in the U.S. economy generally; and

o	the “risk factors” set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2021, along with other risks disclosed in the SEC filings of the Company.

●	The recent stock price of the Common Stock, its performance over the prior several years and the belief held by the members of the Board that the Offer Price was significantly higher.

Strategic Alternatives; Board Unanimity

●	The analysis of the Board of other strategic alternatives, other potential acquisitions, a liquidation of the Company, and the continuation of the Company as an independent public entity (including the timing and execution risk of accomplishing such alternatives), as compared to the certainty of value and opportunity afforded to holders of the Shares from the Offer, which led to the conclusion that the Offer and the transactions contemplated by the Sale Agreement was in the best interest of its stockholders.

●	The determination of the Board that Purchaser’s proposal had a high likelihood of closing because of Purchaser’s financial viability, a history of successful transactions, and a willingness to commit significant resources to due diligence.

●	The fact that Board members were unanimous in their determination to approve the Offer, the Sale Agreement, and the other transactions contemplated therein.

Newbridge Opinion

●	The opinion of Newbridge Securities Corporation (“Newbridge”) rendered orally to the Board on June 27, 2022 and subsequently confirmed in writing, that, as of that date and subject to the various assumptions and limitations set forth in its written opinion, the Offer Price to be received in the Offer by the holders of Common Stock that tender their shares in the Offer is fair, from a financial point of view, to such holders (as described below under “—Opinion of the Company’s Financial Advisor”). The full text of Newbridge’s written opinion, which sets forth material information relating to such opinion, including the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Newbridge, is attached as Annex A hereto. Newbridge’s opinion was provided for the information and assistance of the Board in connection with its consideration of the Offer as contemplated by the Sale Agreement and not for any other entity or person. Newbridge’s opinion addressed solely to the fairness of the Offer Price, from a financial point of view, to the holders of Common Stock that tender their shares in the Offer and did not in any way address other terms or conditions of the Offer or the Sale Agreement.

Consultation with Company Advisors

●	The fact that the Company’s legal advisors were involved throughout the process and negotiations and updated the Board regularly, which provided the Board with additional perspectives on the negotiations in addition to those of management.

Sale Agreement Terms (Solicitation of Alternative Proposals; Change of Recommendation)

●	The limited and otherwise customary conditions to the parties’ obligations to complete the Offer, including the absence of a financing condition, Purchaser’s representations and warranties relating to having the funds necessary to pay for any shares of Company Common Stock tendered pursuant to the Offer and Purchaser’s financial position as set forth in its publicly available financial statements, which provided substantial support for consummation of the Transaction on a timely basis.

The Purchaser’s agreement to reimburse up to $500,000 of the Company’s transaction expenses in the event the Sale Agreement is terminated as a result of Purchaser’s uncured breach or failure to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Sale Agreement, which breach or failure to perform has or would reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the transaction.

The Company’s ability to provide information to and engage in discussions or negotiations with a third party who makes an unsolicited proposal that is reasonably likely to result in a superior proposal to that of Purchaser.

The ability of the Board, subject to certain conditions, to change its recommendation supporting the Acquisition in response to a superior proposal.

The customary nature of the other representations, warranties and covenants of the Company in the Sale Agreement, and the fact that the financial and other terms and conditions of the Sale Agreement minimize, to the extent reasonably practical, the risk that a condition to closing would not be satisfied, while enabling the Company to operate its business during the pendency of the Offer.

●	The Sale Agreement was the product of arm’s-length negotiations.

Speed and Likelihood of Consummation

●	The structure of the transaction potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces uncertainty during the pendency of the Transaction).

●	According to applicable law, there are no significant antitrust or other regulatory impediments to the consummation of the Offer, such that the Offer is likely to be consummated if a sufficient number of Shares are tendered in the Offer to satisfy the Minimum Condition.

In the course of its deliberations, the Board also considered a variety of risks and other potentially negative factors concerning the Offer, including the following:

●	The fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Offer, regardless of whether the Offer is consummated, the associated time and effort required of the Company’s management and the related disruptions to the operation of the Company’s business during the pendency of the Acquisition.

●	The risk that the Minimum Condition in the Offer may not be satisfied.

●	The potential negative effect of the pendency of the Offer on the Company’s business and relationships with employees, customers, providers, suppliers, regulators and the communities in which it operates.

●	The deal protection measures in the Sale Agreement, including (i) the operating restrictions under the Sale Agreement during the period between signing and closing, which could prohibit the Company from undertaking material strategic initiatives or other material transactions to the detriment of the Company and its stockholders, (ii) the restrictions on soliciting competing proposals, which may inhibit other potential acquirers from submitting potentially superior proposals to acquire shares of the Common Stock, and (iii) the termination fee (equal to $750,000) and the expense reimbursement (up to $500,000) that could become payable by the Company and creditable against the termination fee.

●	The risk that the Offer might not be completed and the effect of the resulting public announcement of the termination of the Sale Agreement on:

○	the market price of Common Stock, which could be affected by many factors, including (i) the reason for which the Sale Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of shares of Common Stock by short-term investors following the announcement of termination of the Sale Agreement;

○	the operating results of the Company, particularly in light of the costs incurred in connection with the Offer, including the potential requirement to pay a termination fee;

○	the ability of the Company to attract and retain key personnel; and

○	the Company’s relationships with its employees, vendors, customers, partners and others that do business with it.

●	There can be no assurance that all conditions to the parties’ obligations to complete the Offer will be satisfied.

●	The fact that the cash consideration paid in the Offer may be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board is not exhaustive but is intended to reflect the material factors considered by the members of the Board in its consideration of the Offer. In view of the complexity, and the large number of the factors considered, the members of the Board, both individually and collectively, did not quantify or assign any relative or specific weight to the various factors. Rather, the Board based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of the Board may have given different weights to different factors. After considering the foregoing potentially negative and potentially positive factors, the Board concluded that, in aggregate, the potentially positive factors relating to the Sale Agreement and the Offer substantially outweighed the potentially negative factors.

(c) Intent to Tender

After reasonable inquiry and to its best knowledge, the Company understands that each director or executive officer of the Company who holds shares of Common Stock of record or beneficially owns shares currently intends to tender such shares in the Offer, unless the tender would violate applicable securities laws or require disgorgement of any profits under Section 16 of the Exchange Act and, if necessary, to vote such shares in favor of the other transactions contemplated by the Sale Agreement. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer or director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. No subsidiaries of the Company own any shares of Common Stock.

(d) Opinion of the Company’s Financial Advisor

The Company retained Newbridge to act as its financial advisor in connection with the Offer. Newbridge, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Company selected Newbridge to act as its financial advisor in connection with the Offer on the basis of Newbridge’s experience in similar transactions and its reputation in the investment community. In connection with Newbridge’s engagement, the Company requested that Newbridge evaluate the fairness of the Offer Price, from a financial point of view to the holders of Common Stock that tender their shares in the Offer.

On June 27, 2022, at a meeting of the Board held to evaluate the Sale Agreement and the transactions contemplated thereby, including the Offer, Newbridge delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion, dated June 27, 2022, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion, the Offer Price to be received in the Offer by the holders of Common Stock that tender their shares in the Offer is fair, from a financial point of view, to such holders.

The full text of Newbridge’s written opinion to the Company’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex A hereto and is incorporated by reference herein in its entirety. The following summary of Newbridge’s opinion is qualified in its entirety by reference to the full text of the opinion. Newbridge delivered its opinion to the Board for the benefit and use of the Board (in its capacity as such) in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. Newbridge’s opinion does not in any manner address any other aspect or implication of the Sale Agreement or the other transactions contemplated thereby or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, any restrictions placed on the ownership of the Common Stock following the consummation of the Offer or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of the Company in connection with the Offer. Newbridge’s opinion also does not address the relative merits of the Offer as compared to any alternative business strategies or transactions that might exist for the Company, the underlying business decision of the Company whether to proceed with those business strategies or transactions, the decision of the stockholders of the Company to tender their shares of Common Stock in the Offer or the effects of any other transaction in which the Company might engage.

In connection with rendering its opinion, Newbridge, among other things:

●	Considered their assessment of general economic, market and financial conditions as well as their experience in connection with similar transactions, and business and securities valuations generally;

●	Reviewed drafts of the Stock Purchase and Sale Agreement related to the Transaction;

●	Performed a Public Company Comparable analysis of similar companies in the “Hard Specialty Materials for Advanced Technology Applications” sector to derive the Equity Value of the Company’s existing business;

●	Performed a Discounted Cash Flow analysis to isolate the possible NOL utilization, within the context of a conservative, base-case, 10-year growth scenario for the Company’s existing business;

●	Used a Fully-Diluted Treasury Method dilution analysis to determine the number of shares of common stock equivalents that are relevant to the capitalization table;

●	Reviewed certain publicly available information concerning the trading of, and the trading market for, the Common Stock since January 2020;

●	Reviewed publicly available financial information filed with the SEC, including its Annual Reports on Form 10-K for the fiscal years ended December 31st, 2021, and December 31st, 2020, and certain reports on material events filed on Forms 8-K between January 1, 2020, through June 22, 2022;

●	Reviewed the Company’s publicly available historical financial results; and

●	Performed such other analyses and examinations, as Newbridge deemed appropriate.

Newbridge also considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria which it deemed relevant. In conducting its review and arriving at its opinion, Newbridge did not independently verify any of the foregoing information and Newbridge assumed and relied upon such information being accurate and complete in all material respects, and Newbridge further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of the information reviewed by Newbridge inaccurate, incomplete or misleading in any material respect. In addition, Newbridge has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, if any, of the Company, nor has Newbridge been furnished with any such valuation or appraisal. In addition, Newbridge has not assumed any obligation to conduct, nor has it conducted, any physical inspection of the properties or facilities of the Company.

Newbridge’s opinion addresses only the fairness of the Offer Price, from a financial point of view, to the holders of Common Stock that tender their shares in the Offer. The issuance of Newbridge’s opinion was approved by an authorized internal committee of Newbridge. Newbridge’s opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. Newbridge expressed no opinion as to the underlying valuation, future performance or long-term viability of the Company. Further, Newbridge expressed no opinion as to what the value of the shares of Common Stock actually will be when the Offer is consummated or the prices at which shares of Common Stock will trade at any time. It should be understood that, although subsequent developments may affect Newbridge’s opinion, Newbridge does not have any obligation to update, revise or reaffirm its opinion and has expressly disclaimed any responsibility to do so.

The following represents a brief summary of the material financial analyses reviewed by the Board and performed by Newbridge in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Newbridge, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Newbridge. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Newbridge.

Financial Analysis

Newbridge employed various methods to analyze the value of Rubicon.

Net Asset Value Analysis: Newbridge calculated the high, midpoint and low net asset value (“NAV”) of Rubicon. The NAV calculation included the following factors: (i) cash on the balance sheet as of May 31, 2022, (ii) equity value of the operating business using the median valuation multiple (as described below), and (iii) the current value of the NOLs to the Company based on the continuation of its current operations.

As of May 31, 2022, Rubicon maintained approximately $26,600,000 of cash or cash equivalents on its balance sheet. To calculate the equity value of the operating business, Newbridge first obtained the high, average, median and low revenue multiples from eleven (11) comparable public companies identified by Newbridge and applied it to Rubicon’s last twelve (12) months sales as of Q1 2022. The public company comparable were selected using the following criteria: (i) companies with market capitalizations ranging between $250 million and $10 billion, and (ii) companies with significant North American operations and which generated the majority of their revenues from hard specially materials for advanced technology applications. The high, average, median and low valuation multiples of such comparable public companies were approximately 1.74x, 1.18x, 0.97x and 0.76x, respectively. Rubicon’s generated approximately $4,538,000 of sales in the last twelve (12) months as of Q1 2022. Using the median valuation multiple of 0.97x, the equity value of Rubicon’s operating business was valued at approximately $4,383,000. A break out of the comparable public companies, their financial metrics and valuation multiples that Newbridge considered are shown in the table below:

Comparable Public Company Analysis(1)

($ in millions, except per share data)			BALANCE SHEET		INCOME STATEMENT				VALUATION MULTIPLES
		Stock	Market	Total Enterprise	Total Revenue	EBITDA	Net Income	EPS	Market Cap. / Revenue
Company Name	Symbol	Price	Capitalization	Value	LTM	LTM	LTM	LTM	LTM

Hard Specialty Materials for Advanced Technology Applications
Owens Corning	NYSE:OC	$75.58	$7,337.20	$9,760.20	$8,929.00	$2,025.00	$1,528.00	$10.60	0.82x
II-VI Incorporated	NasdaqGS:IIVI	$52.85	$5,626.20	$7,673.60	$3,237.70	$696.00	$412.20	$1.80	1.74x
Avient Corporation	NYSE:AVNT	$41.08	$3,755.80	$5,134.60	$4,950.30	$572.60	$429.30	$2.60	0.76x
Cabot Corporation	NYSE:CBT	$62.80	$3,544.00	$4,814.00	$3,881.00	$627.00	$471.00	$2.30	0.91x
Allegheny Technologies Incorporated	NYSE:ATI	$22.89	$2,841.40	$4,486.00	$2,941.40	$332.50	$207.70	$0.00	0.97x
Minerals Technologies Inc.	NYSE:MTX	$58.87	$1,940.70	$2,737.80	$1,924.80	$344.50	$249.80	$5.00	1.01x
Materion Corporation	NYSE:MTRN	$72.43	$1,485.60	$2,040.20	$1,605.30	$141.80	$94.90	$3.40	0.93x
U.S. Silica Holdings, Inc.	NYSE:SLCA	$12.48	$942.00	$2,004.40	$1,174.40	$200.50	$41.50	$(0.30)	0.80x
Photronics, Inc.	NasdaqGS:PLAB	$20.43	$1,258.50	$1,231.70	$746.30	$230.70	$146.10	$1.40	1.69x
Veeco Instruments Inc.	NasdaqGS:VECO	$19.62	$1,005.40	$1,085.20	$606.00	$90.80	$65.30	$0.70	1.66x
AXT, Inc.	NasdaqGS:AXTI	$5.87	$247.10	$310.00	$145.70	$20.50	$13.00	$0.30	1.70x

								High	1.74x
								Average	1.18x
S&P Capital IQ Data a/o 6/21/2022								Median	0.97x
								Low	0.76x

Discounted Cash Value Analysis: As of December 31, 2021, Rubicon accumulated Federal NOLs of approximately $188.5 million and Illinois NOLs of approximately $180.5 million. To calculate the current value of the NOLs, Newbridge used a range of scenarios for ten (10) years of growth of Rubicon’s existing business and applied the Federal and Illinois NOLs available to the Company. Using the assumption that Rubicon’s operating business grew at a rate of 5.0% with an income margin of 8.0%, Newbridge applied a discount rate of 10% and a Terminal Value Based on Growth in Perpetuity rate of 1.0%. Newbridge determined that the middle of the range of the discounted cash flow values of the NOLs estimated that can be used over a 10-year period is approximately $1,650,000, while the low and high outer ranges of the scenarios were approximately $1,160,000 and $2,500,000, respectively.

Finally, Newbridge subtracted the total liabilities on the Company’s balance sheet as of May 31, 2022 from the NAV calculation.

After calculating the NAV of the Company, Newbridge determined that the Offer Price represented a premium of approximately 118% over the price of Rubicon common stock on June 27, 2022 and a premium over the high, midpoint and low range of NAV true value per share of approximately 54%, 58% and 61%, respectively.

Based on its analysis, it is Newbridge’s opinion that, the consideration for the Offer is fair, from a financial point of view, to Rubicon’s common stockholders.

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Newbridge to the Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by Newbridge in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Newbridge believes that its analyses summarized above must be considered as a whole. Newbridge further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Newbridge’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Newbridge considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The estimates of the future performance of the Company in or underlying Newbridge’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Newbridge’s analyses. These analyses were prepared solely as part of Newbridge’s analysis of the fairness of the Offer Price, from a financial point of view to the holders of Common Stock that tender their shares in the Offer and were provided to the Board in connection with the delivery of Newbridge’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Newbridge’s view of the actual values of the Common Stock.

The type and amount of consideration payable in the Offer was determined through negotiations between the Company and Purchaser, and was approved by the Board. The decision to enter into the Sale Agreement was solely that of the Board. As described above, Newbridge’s opinion and analyses was only one of many factors considered by the Board in its evaluation of the Offer and should not be viewed as determinative of the views of the Board or the Company’s management with respect to the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

As discussed under “Item 4(d) —Opinion of the Company’s Financial Advisor”, Newbridge acted as the Company’s financial advisor in connection with the Offer and delivered an opinion as to the fairness of the Offer Price, from a financial point of view, to the holders of Common Stock that tender their shares in the Offer. Pursuant to the terms of the engagement letter executed with Newbridge, the Company agreed to pay Newbridge for its services in connection with the Offer an aggregate fee of $99,000. The Company also agreed to reimburse Newbridge for certain of its expenses incurred in connection with Newbridge’s engagement and to indemnify Newbridge and its affiliates and each of their respective directors, officers, employees, agents and controlling persons against specified liabilities, including liabilities under the federal securities laws.

Newbridge, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Although Newbridge has not previously provided any investment banking or other financial services to the Company, Newbridge and its affiliates may provide in the future such services to the Company for which it and its affiliates would expect to receive compensation. Newbridge is a full-service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, Newbridge and its affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, and, accordingly, may at any time hold a long or a short position in such securities.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Sale Agreement. However such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company

Other than set forth under “Item 3 —Tender and Voting Agreements”, no transactions in the Common Stock have been effected during the 60 days preceding the filing date of this Schedule 14D-9 by the Company or any subsidiary of the Company or, to the knowledge of the Company after reasonable inquiry, by any executive officer, director or affiliate of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

After completion of the Offer, the Board intends to consider the possibility of (a) voluntarily delisting from NASDAQ and/or (b) suspending being a reporting company under the Exchange Act. As part of this determination, the Board will consider the potential benefits to Rubicon of such action, including, among other things, the elimination of costs associated with being a SEC reporting company. The Board will also consider that if Rubicon voluntarily delists from NASDAQ and suspends registration of Rubicon’s Common Stock under the Exchange Act, the effect on the price of its Common Stock and the appropriate level of disclosure, such as the public availability of annual, quarterly and other reports typically available to stockholders of a reporting company. In addition, the Board will consider that any trading in Common Stock, including the Shares, will continue, if at all, in privately negotiated sales or in the over-the-counter (OTC Pink) market. However, trading opportunities in the OTC market will be dependent upon whether any broker-dealers continue to make a market for the Company Common Stock, and Rubicon cannot guarantee or anticipate whether the Company Common Stock will continue to be quoted in the OTC market. Delisting could lead to price volatility in the market for the Common Stock. Rubicon currently anticipates that any definitive decision relating to this matter will not be made prior to our fourth quarter and any delisting from NASDAQ and ceasing to be a reporting company is unlikely to occur prior to our second quarter of 2023. In addition, depending upon, among other things, the price of the Common Stock and the number of holders of the Common Stock after the Offer, it is possible that the Common Stock may no longer meet the requirements for continued listing on NASDAQ regardless of any action Rubicon may take.

Item 8. Additional Information

(a) Golden Parachute Information

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer that is based on or otherwise relates to the Offer, assumes the following:

●	the Offer closed on July 18, 2022, the latest practicable date prior to the filing of this Schedule 14D-9;

●	the Offer Price is $20.00 per share of Common Stock; and

●	the Company and Timothy Brog entered into the Employment Agreement Amendment, effective as of the Offer Closing.

For additional details regarding the terms of the Employment Agreement Amendment quantified below, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company”.

GOLDEN PARACHUTE COMPENSATION

	Cash		Equity	Perquisites/ Benefits	Other	Total
Name	($)		($)	($)	($)	($)
Timothy E. Brog	350,000	(1)	0	0	0	350,000

(1)	Amount disclosed in this column becomes due to Mr. Brog upon the Offer Closing. This amount reflects a lump sum payment by the Company of Three Hundred Fifty Thousand Dollars ($350,000) in exchange for severance payments that may have been due to Mr. Brog. This amount excludes Mr. Brog’s reduced annual salary of Three Hundred Thousand Dollars ($300,000) assuming Mr. Brog remains employed at the Company for the one year period after the Offer Closing. There are no other material conditions or obligation applicable to the receipt of this payment. See “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company” for additional information.

(b) Appraisal Rights

There are no appraisal rights available in connection with the Offer.

(c) Anti-Takeover Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prevents an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Sale Agreement, the Offer and the Acquisition and the other transactions contemplated by the Sale Agreement.

Item 9. Exhibits.

The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated July 13, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser with the SEC on July 13, 2022)

(a)(1)(B)	Form of Letter of Transmittal, including Internal Revenue Service Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a) (1)(B) to the Schedule TO filed by Purchaser with the SEC on July 13, 2022)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Purchaser with the SEC on July 13, 2022)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Purchaser with the SEC on July 13, 2022)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Purchaser with the SEC on July 13, 2022)

(a)(2)(A)	Opinion of Newbridge, dated June 27, 2022 incorporated by referenced to Annex A attached to this Schedule 14D-9).

(a)(5)(A)	Joint Press Release of the Company and Purchaser on July 5, 2022 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the SEC on July 5, 2022)

(e)(1)	Stock Purchase and Sale Agreement dated July 1, 2022 by and between the Company and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 5, 2022)

(e)(2)	Tender and Voting Agreement by and among Janel Corporation, Rubicon Technology, Inc. and Aldebaran Capital, LLC, dated July 1, 2022. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 5, 2022)

(e)(3)	Tender and Voting Agreement by and among Janel Corporation, Rubicon Technology, Inc. and Bandera Master Fund, L.P., dated July 1, 2022. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 5, 2022)

(e)(3)	Tender and Voting Agreement by and among Janel Corporation, Rubicon Technology, Inc. and Sententia Capital Management LLC, dated July 1, 2022. (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 5, 2022)

(e)(3)	Tender and Voting Agreement by and among Janel Corporation, Rubicon Technology, Inc. and Poplar Point Capital Management, LLC, L.P., dated July 1, 2022. (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 5, 2022)

(e)(4)	Amendment No. 2 to Section 382 Rights Agreement, dated July 1, 2022, by and between Rubicon Technology, Inc. and American Stock Transfer & Trust Company, LLC. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 5, 2022)

(e)(5)	Form of First Amendment to Executive Employment Agreement, by and between Rubicon Technology, Inc. and Timothy E. Brog. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 5, 2022)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

RUBICON TECHNOLOGY, INC.

By:	/s/ Timothy E. Brog
Timothy E. Brog
Chief Executive Officer

Dated: July 25, 2022

ANNEX A

June 27th, 2022

PRIVATE & CONFIDENTIAL

For the Board of Directors of Rubicon Technology, Inc. (NASDAQ:RBCN)
900 East Green Street, Bensenville, Illinois | United States

Gentlemen:

We understand that an independent, third-party has made a Tender Offer of $20.00 per share (the “Consideration”) to the common stock shareholders of Rubicon Technology, Inc. (NASDAQ:RBCN), (the “Company” or RBCN”), (the “Tender Offer” or the “Transaction”).

▪	The Tender Offer is for up to 45.0% of the Company’s outstanding shares of common stock (on a fully-diluted basis).

▪	The independent, third-party who is making the Tender Offer is Janel Corp. (OTC:JANL), (“JANL”), a publicly traded company, with no affiliations, or existing business relationships with the Company, or any of its major shareholders, officers or directors.

The Board of Directors of the Company will need to do the following:

▪	Decide whether to recommend to its stockholders to accept the Tender Offer made by JANL, and subsequently file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9; and

▪	Determine prior to five business days after the consummation of the Transaction, pursuant to the terms of its Section 382 Rights Agreement that it signed in 2017 (and subsequently renewed in December 2020), that neither JANL nor any of its Affiliates will become an Acquiring Person (as defined in the Rights Agreement) as a result of the execution, delivery or performance of this Transaction.

The Board of Directors of RBCN have retained Newbridge Securities Corporation (“Newbridge”) to render an Opinion as to whether, on the date of such Opinion, the Consideration is fair, from a financial point of view, to RBCN’s common stockholders.

We have not been requested to opine to, and our opinion does not in any manner address the underlying business decision of the Company to proceed with the Transaction. In addition, we have not been requested to explore any alternatives to the Transaction. Further, our opinion does not address the relative merits of the Transaction as compared to any alternative business strategy that might exist for the Company.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, related-party transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, related-party transactions, and valuations for corporate and other purposes. We do not perform tax, accounting or legal services, nor do we render such advice.

Newbridge will receive a fee and reimbursement of its expenses for such services. No portion of our fee is contingent upon consummation of the Transaction. In addition, the Company has agreed to indemnify Newbridge for certain liabilities arising out of its engagement, including the rendering of this opinion.

Investment Advisory Services offered through Newbridge Financial Services Group, Inc. an SEC Registered Investment Advisor
1200 North Federal Highway, Suite 400, Boca Raton, FL 33432 | Telephone: 561.395.1220 Fax: 561.229.1531
www.newbridgesecurities.com

Annex A - 1

Newbridge has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of the Transaction.

In the ordinary course of business, Newbridge, certain Customer Accounts held at Newbridge, and certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in equity, debt, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, the Company.

In connection with the review and analysis performed to render our opinion, among other things, we have undertaken the following:

▪	Considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

▪	Reviewed drafts of the Stock Purchase and Sale Agreements related to the Transaction;

▪	Performed a Public Company Comparable analysis of similar companies in the “Hard Specialty Materials for Advanced Technology Applications” sector to derive the Equity Value of the existing RBCN business;

▪	Performed a Discounted Cash Flow analysis to isolate the possible NOL utilization by RBCN, within the context of a conservative, base-case, 10-year growth scenario for the Company’s existing business. The base-case, 10-year growth scenario that we created was for illustrative purposes only and are not a guarantee by the management team of the Company or Newbridge of future operational performance.

▪	Used a Fully-Diluted Treasury Method dilution analysis to determine the number of shares of common stock equivalents that are relevant to the capitalization table;

▪	Reviewed certain publicly available information concerning the trading of, and the trading market for, the Common Stock of RBCN since January 2020;

▪	Reviewed publicly available financial information filed with the U.S. Securities & Exchange Commission, including its Annual Reports on Form 10-K for the fiscal years ended December 31st, 2021, and December 31st, 2020, and certain reports on material events filed on Forms 8-K between January 1st, 2020, through June 22nd, 2022.

▪	Reviewed the Company’s publicly available historical financial results, as well as future financial projections (including potential growth and net income margins) provided by the Company’s management team; and

▪	Performed such other analyses and examinations, as we deemed appropriate.

In forming our opinion, we have had full access to, and full cooperation from, the Company’s management team to ask questions and receive answers. Our opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

In connection with our review and analyses and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information.

With respect to certain financial information, including financial analyses and projections, relating to the business and prospects of RBCN provided to us by RBCN’s management, we have assumed that the financial information has been reasonably prepared on a basis reflecting best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of RBCN without and subsequent to the Transaction.

Investment Advisory Services offered through Newbridge Financial Services Group, Inc. an SEC Registered Investment Advisor
1200 North Federal Highway, Suite 400, Boca Raton, FL 33432 | Telephone: 561.395.1220 Fax: 561.229.1531
www.newbridgesecurities.com

Annex A - 2

This opinion is solely for the use of the Board of Directors of RBCN and is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Newbridge, except that this opinion may be reproduced in full in, and references to this opinion and to Newbridge and its relationship with the Company may be included in, filings made by the Company with the U.S. Securities & Exchange Commission and in any proxy statement or similar disclosure document delivered to stockholders of RBCN.

We have tried to apply objective measures of value in rendering our opinion. You understand, however, that such a valuation necessarily is based on some subjective interpretations of value. We understand that we are not obligated to review our opinion due to events and fluctuating economic conditions occurring subsequent to the date of this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to RBCN’s common stockholders.

Sincerely,

Newbridge Securities Corporation

By:	/s/ Chad D. Champion
Chad D. Champion
Senior Managing Director, Head of Equity Capital Markets

Investment Advisory Services offered through Newbridge Financial Services Group, Inc. an SEC Registered Investment Advisor
1200 North Federal Highway, Suite 400, Boca Raton, FL 33432 | Telephone: 561.395.1220 Fax: 561.229.1531
www.newbridgesecurities.com

Annex A -3